                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            Tele-Communications, Inc.
                       ----------------------------------
                                (NAME OF ISSUER)

1. Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock")

2. Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share ("Class B Preferred Stock")
                       ----------------------------------
                         (TITLE OF CLASS OF SECURITIES)

1.   Series A Liberty Media Group Common Stock:                       87924V507
2.   Class B Preferred Stock:                                         87924V309
                       ----------------------------------
                                 (CUSIP NUMBER)

                             Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                                  March 9, 1999
                       ----------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           Exhibit Index on Page A-1

                                   CUSIP Nos.

Series A Liberty Media Group Common Stock:                                                                87924V507
Class B Preferred Stock:                                                                                  87924V309
----------------------------------------------------------------------------------------------------------------------
             1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                  Magness FT Investment Company LLC
----------------------------------------------------------------------------------------------------------------------
             2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)     / /
                  (b)     /X/
----------------------------------------------------------------------------------------------------------------------
             3)   SEC Use Only
----------------------------------------------------------------------------------------------------------------------
             4)   Source of Funds (See Instructions)          N/A.
----------------------------------------------------------------------------------------------------------------------
             5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
----------------------------------------------------------------------------------------------------------------------
             6)   Citizenship or Place of Organization        Colorado
----------------------------------------------------------------------------------------------------------------------
 Number of Shares 7) Sole Voting Power           Series A Liberty Media Group Common Stock                          0
                                                 Class B Preferred Stock                                      125,000
   Beneficially   ----------------------------------------------------------------------------------------------------
                  8) Shared Voting Power         Series A Liberty Media Group Common Stock                          0
  Owned by Each                                  Class B Preferred Stock                                            0
                  ----------------------------------------------------------------------------------------------------
 Reporting Person 9) Sole Dispositive Power      Series A Liberty Media Group Common Stock                          0
                                                 Class B Preferred Stock                                      125,000
       With
----------------------------------------------------------------------------------------------------------------------
                  10) Shared Dispositive Power   Series A Liberty Media Group Common Stock                          0
                                                 Class B Preferred Stock                                            0
----------------------------------------------------------------------------------------------------------------------
                  11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                 Series A Liberty Media Group Common Stock                          0
                                                 Class B Preferred Stock                                      125,000
----------------------------------------------------------------------------------------------------------------------
           12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)            / /

----------------------------------------------------------------------------------------------------------------------
           13)    Percent of Class Represented by Amount in Row (11)
                  0% of Series A Liberty Media Group Common Stock
                  8.1% of Class B Preferred Stock
----------------------------------------------------------------------------------------------------------------------
           14)    Type of Reporting Person (See Instructions)    OO
----------------------------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         Kim Magness, as the manager of Magness FT Investment Company LLC ("FT LLC"), hereby amends and supplements the Statement on Schedule 13D (the "Statement") with respect to the following shares of stock of Tele-Communications, Inc. beneficially owned by FT LLC:

         1. Tele-Communications, Inc. Series A Liberty Media Group, Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock"); and

         2. Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share ("Class B Preferred Stock").

         The issuer of the Series A Liberty Media Group Common Stock and the Class B Preferred Stock (collectively, the "Company Securities") is Tele-Communications, Inc. (the "Company" or "TCI") whose principal executive offices are located at Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

AT&T MERGER

         On March 9, 1999, AT&T Corp. ("AT&T") acquired the Company in a merger (the "AT&T Merger") in which Italy Merger Corp., a wholly-owned subsidiary of AT&T, merged with and into TCI, and TCI thereby became a subsidiary of AT&T. As a result of the AT&T Merger, (i) each share of TCI's Series A TCI Group Common Stock was converted into 0.7757 of a share of AT&T Common Stock, (ii) each share of TCI's Series B TCI Group Common was converted into 0.8533 of a share of AT&T Common Stock, (iii) each share of Series A Liberty Media Group Common Stock was converted into one share of a newly created class of AT&T common stock designated as the Class A Liberty Media Group Common Stock, par value $1.00 per share (the "AT&T Class A Liberty Media Group Common Stock"), (iv) each share of TCI's Series B Liberty Media Group Common Stock was converted into one share of a newly created class of AT&T common stock designated as the Class B Liberty Media Group Common Stock, par value $1.00 per share (the "AT&T Class B Liberty Media Group Common Stock"), (v) each share of TCI's Series A TCI Ventures Group Common Stock was converted into 0.52 of a share of AT&T Class A Liberty Media Group Common Stock, (vi) each share of TCI's Series B TCI Ventures Group Common Stock was converted into 0.52 of a share of AT&T Class B Liberty Media Group Common Stock, (vii) each share of TCI's Convertible Preferred Stock, Series C-TCI Group was converted into 103.059502 shares of AT&T Common Stock, (viii) each share of TCI's Convertible Preferred Stock Series C-Liberty Media Group was converted into 56.25 shares of AT&T Class A Liberty Media Group Common Stock,
(ix) each share of TCI's Redeemable Convertible TCI Group Preferred Stock, Series G was converted into 0.923083 shares of AT&T Common Stock and (x) each share of TCI's Redeemable Convertible Liberty Media Group Preferred Stock, Series H was converted into 0.590625 of a share of AT&T Class A Liberty Media Group Common Stock.

         Following the AT&T Merger, each share of Class B Preferred Stock continues to be outstanding as the Class B Preferred Stock with the same rights and preferences such stock had prior to the AT&T Merger.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Statement is hereby deleted in its entirety and replaced with the following:

         (a) The aggregate number and percentage of the Company Securities beneficially owned by the filing person are as follows:


                                           Amount and
                                           Nature of               Percent of
                                           Beneficial                Class
    Title of Class                         Ownership                Power(1)
    --------------                         ---------                --------
    Series A Liberty Media Group                   0(2)                    0%
    Common Stock
    Class B Preferred Stock                     125,000                  8.1%



(1) Based on 1,552,490 shares of Class B Preferred Stock, outstanding on February 28, 1999, after elimination of shares then held by the Company and its majority owned subsidiaries. In addition, each share of Class B Preferred Stock is entitled to one vote per share.

(2) On March 9, 1999, AT&T acquired the Company in the AT&T Merger in which Italy Merger Corp., a wholly-owned subsidiary of AT&T, merged with and into TCI, and TCI thereby became a subsidiary of AT&T. As a result of the AT&T Merger, (i) each share of Series A TCI Group Common Stock was converted into 0.7757 of a share of AT&T Common Stock, (ii) each share of Series B Stock TCI Group Common Stock was converted into 0.8533 of a share of AT&T Common Stock, (iii) each share of Series A Liberty Media Group Common Stock was converted into one share of AT&T Class A Liberty Media Group Common Stock, (iv) each share of Series B Liberty Media Group Common Stock was converted into one share of AT&T Class B Liberty Media Group Common Stock, (v) each share of Series A Ventures Group Common Stock was converted into 0.52 of a share of AT&T Class A Liberty Media Group Common Stock, (vi) each share of Series B Ventures Group Common Stock was converted into 0.52 of a share of AT&T Class B Liberty Media Group Common Stock, (vii) each share of TCI's Convertible Preferred Stock, Series C-TCI Group was converted into 103.059502 shares of AT&T Common Stock, (viii) each share of TCI's Convertible Preferred Stock Series C-Liberty Media Group was converted into 56.25 shares of AT&T Class A Liberty Media Group Common Stock, (ix) each share of TCI's Redeemable Convertible TCI Group Preferred Stock, Series G was converted into 0.923083 shares of AT&T Common Stock and (x) each share of TCI's Redeemable Convertible Liberty Media Group Preferred Stock, Series H was converted into 0.590625 of a share of AT&T Class A Liberty Media Group Common Stock.


         (b) The following indicates for the filing person the number of shares of Company Securities as to which there is sole or shared power to vote or dispose of the shares:

                                                                                 Shared
                           Class of Security                   Sole Power        Power
                           -----------------                   ----------        -----
             Series A Liberty Media Group Common Stock                  0          0
             Class B Preferred Stock                              125,000          0

         (c) The transactions described in Item 4 are the only transactions effected during the last sixty days or since the most recent filing on Schedule 13D by the person named in Item 5(a) above.

         (d) No person is known by the filing person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company Securities identified in this Item 5.

         (e) On March 9, 1999, the Reporting Person disposed of all shares of Series A Liberty Media Group Common Stock beneficially owned by the Reporting Person, and therefore the reporting person is not a beneficial owner of more than five percent of such shares. The reporting person remains a beneficial owner of more than five percent of the Class B Preferred Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


99.1. Agreement and Plan of Restructuring and Merger dated as of June 23, 1998 among the Company, Italy Merger Corp. and TCI incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on From S-4 of AT&T (File No. 333-70279), filed January 8, 1999 (the "AT&T Registration Statement")

99.2. AT&T/TCI Proxy Statement/Prospectus, dated January 8, 1999 (incorporated by reference to the AT&T Registration Statement)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:   April 7, 1999


MAGNESS FT INVESTMENT COMPANY LLC


/s/ Kim Magness
-------------------------------------------
By: Kim Magness, Manager

                                INDEX OF EXHIBITS

EXHIBIT DESCRIPTION.

99.1. Agreement and Plan of Restructuring and Merger dated as of June 23, 1998 among the Company, Italy Merger Corp. and TCI incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on From S-4 of AT&T (File No. 333-70279), filed January 8, 1999 (the "AT&T Registration Statement")

99.2. AT&T/TCI Proxy Statement/Prospectus, dated January 8, 1999 (incorporated by reference to the AT&T Registration Statement)


                                    Page A-1